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                     November 6, 2023

       Rajeev Goel
       Chief Executive Officer
       PubMatic, Inc.
       601 Marshall Street
       Redwood City, CA 94063

                                                        Re: PubMatic, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2022
                                                            File No. 001-39748

       Dear Rajeev Goel:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Technology